NEWS

FOR IMMEDIATE RELEASE

STOCK SYMBOL: TSX: RUS, RUS.PR.C

RUSSEL METALS ANNOUNCES RECORD 2002 RESULTS, 3 TIMES HIGHER FOURTH QUARTER EARNINGS

TORONTO, CANADA -- February 17, 2003 --Russel Metals Inc. announced today fourth quarter 2002 net earnings of Cdn. $6.6 million and basic earnings per share of $0.16. Earnings per share before restructuring charges were $0.20. The fourth quarter results included a before tax restructuring charge of $2.7 million for the closing of a facility in Milwaukee, Wisconsin U.S.A. made redundant by the acquisition of Williams Steel. The fourth quarter earnings were up significantly from the same quarter 2001 earnings of $2.2 million or $0.04 per share.

The earnings per share for the year ended December 31, 2002 was $0.71 compared with $0.17 for the year ended December 31, 2001. The net earnings for the year 2002 were $29.2 million versus $8.6 million for the year 2001. Earnings per share before other costs and unusual items net of tax were $0.75 for 2002 more than double the $0.37 recorded for 2001.

Bud Siegel, President and C.E.O., stated, "The strong rebound in earnings to record levels in 2002 reflect the continued contributions of all our employees and a management focus on profitability throughout the cycle. The results of Russel Metals are in the top decile in the industry and we have achieved this solid performance with a strong and conservative balance sheet, uncluttered with excessive non-performing goodwill.

Our return on ending capital employed was an industry leading 15.3% and our debt ratios are equally impressive with an interest coverage ratio of 4.2 times and a debt to earnings before interest, taxes, depreciation and amortization ratio of 2.4 times."

The cash flow from operations for 2002 was $26.5 million down from the $93.1 million recorded in 2001. The non-cash working capital increased by $29.1 million reflecting the pick-up in revenues supported primarily by increased inventories.

The Board of Directors approved the payment of the quarterly common share dividend of $0.07 per share. The 17% increase in the dividend is the second increase in the per share dividend in the last year. The Board of Directors also approved the preferred share dividend of $0.46875 per share. Both the common and preferred share dividends are payable on March 15, 2003 with a record date of March 3, 2003.

The Company will be holding an Investor Conference Call on Tuesday, February 18, 2003 at 9:00 a.m. EST to review its fourth quarter results for 2002. The dial-in-telephone number for the call is 1-888-433-1657.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, February 25. You will be required to enter reservation number 21014498 in order to access the call.

Russel Metals is one of the largest metals distribution companies in North America. It carries on business in three metals distribution segments: service center, energy sector and import/export, under various names including Russel Metals, A.J. Forsyth, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Drummond McCall, Fedmet Tubulars, McCabe Steel, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York Steel.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
Web site : www.russelmetals.com
e-mail: info@russelmetals.com

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS

($000)	Dec. 31, 2002	Dec. 31, 2001
ASSETS
Current
Cash	$ 25,068	$ 17,151
Accounts receivable	201,675	197,716
Inventories	329,415	265,417
Prepaid expenses and other assets	6,077	5,099
Income taxes recoverable	1,306	5,297
	563,541	490,680

Property, Plant and Equipment	110,512	109,039
Deferred Financing Charges	4,962	6,177
Goodwill	2,709	15,123
Future Income Tax Assets	10,698	12,653
Other Assets	3,172	3,197
	$ 695,594	$ 636,869

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 21,141	$ -
Accounts payable and accrued liabilities	188,585	162,180
Income taxes payable	2,487	165
	212,213	162,345
Long-Term Debt	212,602	214,105
Pensions and Benefits	9,590	9,242
Future Income Tax Liabilities	8,749	4,459
	443,154	390,151

Shareholders' Equity
Preferred shares	30,000	30,000
Shareholders' equity	222,440	216,718
	252,440	246,718
	$ 695,594	$ 636,869

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

	Quarters ended December 31,		Years ended December 31,
($000)	2002	2001	2002	2001

Segment Revenues
Service center distribution	$ 187,655	$ 165,863	$ 750,878	$ 706,173
Energy sector distribution	72,322	72,070	289,623	360,515
Steel import/export	87,691	70,912	348,055	321,454
Other	4,142	5,304	14,719	14,367
	$ 351,810	$ 314,149	$1,403,275	$1,402,509

Segment Operating Profits
Service center distribution	$ 7,035	$ 2,198	$ 31,516	$ 19,352
Energy sector distribution	3,498	4,082	13,612	18,406
Steel import/export	7,764	2,904	28,090	14,175
Other	1,893	3,162	5,732	6,177
Corporate expenses	(1,671)	(976)	(8,539)	(7,489)
Earnings before the following	18,519	11,370	70,411	50,621
Restructuring costs	(2,749)	(2,400)	(2,749)	(2,400)
Foreign exchange gain (loss)	193	(303)	261	(1,383)
Debt repurchase costs	-	(55)	-	(391)
Interest expense	(5,185)	(5,019)	(20,324)	(23,017)
(Loss) gain on sale of business	-	500	-	(6,000)
Acquisition costs	-	-	-	(1,688)
Earnings before income taxes	10,778	4,093	47,599	15,742
Provision for income taxes	4,138	1,933	18,363	7,134
Net earnings for the period	6,640	2,160	29,236	8,608

Retained earnings -

Dividends on preferred shares	(562)	(562)	(2,250)	(2,250)

Earnings available to common shareholders	6,078	1,598	26,986	6,358
Dividends on common shares	(2,284)	(1,899)	(6,466)	(7,596)
Retained earnings, beginning of the period	102,064	100,762	100,461	101,699
Adjustment for goodwill impairment	-	-	(15,123)	-
Retained earnings, end of the period	$ 105,858	$ 100,461	$ 105,858	$ 100,461

Basic earnings per common share Diluted earnings per common share	$ 0.16 $ 0.15	$ 0.09 $ 0.09	$ 0.71 $ 0.68	$ 0.17 $ 0.17

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
	Quarters ended December 31,	Years ended December 31,
($000)	2002	2001	2002	2001

Operating activities
Net earnings for the period	$ 6,640	$ 2,160	$ 29,236	$ 8,608
Depreciation and amortization	3,777	3,778	15,192	14,663
Future income taxes	(115)	430	8,708	3,503
Gain (loss) on sale of fixed assets	3	(112)	26	(113)
Restructuring costs	2,749	2,400	2,749	2,400
Foreign exchange (gain) loss	(193)	303	(261)	1,093
Debt repurchase costs	-	55	-	391
Loss on sale of business	-	(500)	-	6,000
Acquisition costs	-	-	-	1,688
Cash from operating activities before working capital	12,861	8,514	55,650	38,233

Changes in working capital items of operations
Accounts receivable	33,980	40,129	(210)	69,182
Inventories	(42,075)	2,274	(55,841)	36,772
Accounts payable and accrued liabilities	(9,682)	(48,510)	23,926	(46,328)
Current income taxes	2,782	(1,102)	3,919	(4,397)
Other	(1,325)	396	(923)	(323)
Change in non-cash working capital	(16,320)	(6,813)	(29,129)	54,906
Cash from (used in) operating activities	(3,459)	1,701	26,521	93,139

Financing activities
Repurchase of long-term debt	-	(2,975)	-	(14,808)
Increase (decrease) in bank borrowing	15,016	(15,342)	21,141	(38,441)
Dividends on common shares	(2,284)	(1,899)	(6,466)	(7,596)
Dividends on preferred shares	(562)	(562)	(2,250)	(2,250)
Issue of common shares	12	-	253
Deferred financing costs	-	(2)	(14)	(29)
Cash from (used in) financing activities	12,182	(20,780)	12,664	(63,124)

Investing activities
Purchase of businesses	-	(20,598)	(21,406)	(25,288)
Purchase of fixed assets	(3,857)	(1,138)	(12,768)	(8,152)
Proceeds on sale of fixed assets	59	114	2,328	255
Proceeds on sale of business	-	809	-	10,397
Other	(345)	(3,451)	578	1,001
Cash used in investing activities	(4,143)	(24,264)	(31,268)	(21,787)

Increase (decrease) in cash	4,580	(43,343)	7,917	8,228
Cash position, beginning of the period	20,488	60,494	17,151	8,923
Cash position, end of the period	$25,068	$17,151	$25,068	$17,151